                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                       STARTECH ENVIRONMENTAL CORPORATION
                                (NAME OF ISSUER)

                           Common Stock, no par value
                         (TITLE OF CLASS OF SECURITIES)

                                    855906103
                                 (CUSIP NUMBER)


                           Arthur J. Steinberg, Esq.,
             Not individually but solely in his capacity as Receiver
            of Northshore Asset Management, LLC and Related Entities,
                              c/o Kaye Scholer LLP
                                 425 Park Avenue
                               New York, NY 10022
                                 (212) 836-8564
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 4, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                               Page 1 of 13 Pages

CUSIP NO. 855906103               SCHEDULE 13D                PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:  Northshore Asset Management, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
     OO - Investment Funds
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [X]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
     SHARES          0
  BENEFICIALLY  ----------------------------------------------------------------
 OWNED BY EACH   8   SHARED VOTING POWER
   REPORTING         3,939,135 (1)
  PERSON WITH   ----------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     0
                ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     3,939,135 (1)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,939,135

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                      [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      17.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                     OO (Limited Liability Company)

--------------------------------------------------------------------------------

(1)  See Item 5 herein.

                               * SEE INSTRUCTIONS

                               Page 2 of 13 Pages

CUSIP NO. 855906103                SCHEDULE 13D               PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:  Astor Fund, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
     SHARES          0
  BENEFICIALLY  ----------------------------------------------------------------
 OWNED BY EACH   8   SHARED VOTING POWER
   REPORTING         3,558,347 (2)
  PERSON WITH    ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     0
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     3,558,347 (2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,558,347

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                       [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      15.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                     OO (Limited Liability Company)
--------------------------------------------------------------------------------

(2)  See Item 5 herein.

                               * SEE INSTRUCTIONS

                               Page 3 of 13 Pages

CUSIP NO. 855906103                 SCHEDULE 13D              PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS: Arthur J. Steinberg, not individually but solely in his capacity as Receiver of
                                 Northshore Asset Management, LLC and Related
                                 Entities

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a) [X]
                                                                       (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.


--------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
     SHARES          0
  BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY EACH   8   SHARED VOTING POWER
   REPORTING         3,939,135 (3)
  PERSON WITH    ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     0
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     4,939,135 (3)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     4,939,135

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                      [  ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      21.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                     OO (Receiver)

--------------------------------------------------------------------------------

(3)  See Item 5 herein.

                               * SEE INSTRUCTIONS

                               Page 4 of 13 Pages

CUSIP NO. 855906103                 SCHEDULE 13D              PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS: Connecticut Banking Commissioner John P. Burke,
                                 not individually but solely in his capacity as Receiver of Circle Trust Company

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)  [X]
                                                                       (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
     SHARES          1,000,000 (4)
  BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY EACH   8   SHARED VOTING POWER
   REPORTING         0
  PERSON WITH    ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     0
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     4,806,391 (4)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     4,806,391

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                      [  ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      20.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                     OO (Receiver)

--------------------------------------------------------------------------------

(4)  See Item 5 herein.

                               * SEE INSTRUCTIONS

                               Page 5 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 5 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 5 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on July 28, 2003, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the Commission on July 28, 2004, September 8, 2004, April 8, 2005 and October 5, 2005, respectively (the Schedule 13D as previously amended is herein referred to as the "Schedule 13D"). The address of the principal executive offices of the Issuer is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897. On February 16, 2005, Mr. Arthur J. Steinberg was appointed temporary receiver of Northshore Asset Management, LLC ("Northshore"), Saldutti Capital Management, L.P. ("SCM"), Ardent Research Partners, L.P. ("Ardent Domestic") and Ardent Research Partners, Ltd. ("Ardent Offshore") pursuant to an order of the United States District Court for the Southern District of New York (the "District Court"), dated February 16, 2005, in connection with the Securities and Exchange Commission v. Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, Robert Wildeman, and Glenn Sherman (the "Order"). Pursuant to an oral order entered on February 25, 2005, the District Court named Mr. Arthur J. Steinberg the permanent receiver (the "Northshore Receiver"). Pursuant to a written order entered on September 9, 2005, the District Court converted the temporary restraining order in the Order into a preliminary injunction. The Northshore Receiver has filed the Schedule 13D and this Amendment No. 5 solely in his capacity as Receiver of Northshore and related entities and not in his individual capacity.

      The information contained in Amendment No. 3, Amendment No. 4 and this Amendment No. 5 to the Schedule 13D regarding the shares of Common Stock beneficially owned by the Northshore Receiver, Astor (as defined in Item 5(a)) and Northshore and related entities is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Northshore Receiver by certain brokers for Northshore and related entities.

      The Northshore Receiver and the Circle Receiver (as defined below) expressly disclaim knowledge as to the completeness and the accuracy of the information contained in Amendment No 3, Amendment No. 4 and Amendment No. 5 to the Schedule 13D. The filing of Amendment No 3, Amendment No. 4 and Amendment No. 5 to the Schedule 13D (or any amendment hereto) shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the Schedule 13D, as amended. The Circle Receiver specifically disclaims any knowledge as to matters not specifically pertaining to the Circle Receiver contained herein. "Reporting Persons" means, as of the date of this Amendment No. 5, the Northshore Receiver, the Circle Receiver, Northshore and Astor. The Northshore Receiver is in the process of confirming and verifying the facts and circumstances stated in the
Schedule 13D and this Amendment No. 5, and therefore, all statements made herein are made based upon the Northshore Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

ITEM 2.  IDENTITY AND BACKGROUND


                               Page 6 of 13 Pages

      Item 2 of the Schedule 13D is amended by adding the following to the end thereof:

      "This Schedule 13D is also being filed on behalf of the Connecticut Banking Commissioner John P. Burke, not individually but solely in his capacity as Receiver of Circle Trust Company (the "Circle Receiver"). On September 30, 2005, pursuant to the provisions of Chapter 664c of the Connecticut General Statutes, the Superior Court for the Judicial District of Hartford, Connecticut (the "Connecticut Court") appointed the Circle Receiver as Receiver of Circle Trust Company. The Circle Receiver's business address is c/o State of Connecticut Department of Banking, 260 Constitution Plaza, Hartford, Connecticut 06103-1800, and his principal occupation is Connecticut Banking Commissioner at the State of Connecticut Department of Banking at the foregoing address. The Circle Receiver is a citizen of the United States.

      During the last five years, the Circle Receiver has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Circle Receiver becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Circle Receiver has filed this Amendment No. 5 to Schedule 13D solely in his capacity as Receiver of Circle Trust Company and not in his individual capacity."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D is amended by adding the following to the end thereof:

      "See Item 4."

ITEM 4.  PURPOSE OF TRANSACTION

      The last two paragraphs of Item 4 of the Schedule 13D are amended and restated as follows:

            "On September 30, 2005, pursuant to the provisions of Chapter 664c of the Connecticut General Statutes, the Connecticut Court appointed the Circle Receiver as Receiver of Circle Trust Company. Consequently, at that time, Northshore, NSCT, LLC, an affiliate of Northshore ("NSCT"), and the Northshore Receiver were no longer beneficial owners, as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver.

            On January 4, 2006, the Northshore Receiver and the Circle Receiver entered into a Co-Sale Agreement pursuant to which they reached certain agreements with respect to the disposition of certain shares of Common Stock that may be deemed to be beneficially owned by them (the "Co-Sale Agreement"). A copy of the Co-Sale Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated herein in its


                               Page 7 of 13 Pages
      entirety by this reference. As a result of the entry into the Co-Sale Agreement, the Northshore Receiver and the Circle Receiver may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act, and as a result may be deemed to share beneficial ownership of 4,806,391 shares of Common Stock.

            The Northshore Receiver and the Circle Receiver entered into the Co-Sale Agreement in the context of a disagreement between them concerning the rightful ownership of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver. The Northshore Receiver and the Circle Receiver each believe that they have certain claims, rights and remedies with respect to such 1,000,000 shares of Common Stock. Notwithstanding anything to the contrary contained herein or in the Co-Sale Agreement, neither the Northshore Receiver nor the Circle Receiver waives any such claims, rights and remedies and each reserves the right to exercise the same.

            The Northshore Receiver engages from time to time in negotiations with third parties relating to the sale of some or all of the shares of Common Stock that the Northshore Receiver holds (including those that may be deemed to be beneficially owned by the Circle Receiver) and may continue to do so in the future.

            The Northshore Receiver recently discovered that Ardent Domestic holds warrants (the "Warrants") to purchase 132,744 shares of Common Stock (the "Warrant Shares") pursuant to a warrant agreement dated February 20, 2004 (the "Warrant Agreement"). A copy of the Warrant Agreement is attached to this Schedule 13D as Exhibit 3 and is incorporated herein in its entirety by this reference. Pursuant to the Warrant Agreement, the Warrants are currently exercisable and expire on February 20, 2007. The exercise prices of the Warrants range from $4.89 to $6.89. The Warrant Shares are included in the number of shares of Common Stock beneficially owned by Northshore and the Northshore Receiver as reported in this Amendment No. 5 to Schedule 13D. In appropriate circumstances, the Northshore Receiver may exercise the Warrants if they have not already been exercised. The Northshore Receiver is currently in the process of confirming whether the Warrants have been exercised and, accordingly, all statements made herein regarding the Warrants and the Warrant Shares are made based on the Northshore Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

            Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Schedule 13D is amended by adding the following to the end thereof:

      "The following information is current as of the date of Amendment No. 5 to this Schedule 13D.

            a. All percentage of outstanding shares of Common Stock figures set forth herein are based on 23,077,136 shares of Common Stock outstanding as of September 15, 2005, according to the Issuer's most recent Quarterly Report on Form 10-Q filed on September 19, 2005.

      Northshore may be deemed to beneficially own 3,939,135 shares of Common Stock, which constitute approximately 17.0% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor Fund, LLC, a Delaware limited liability company managed by Northshore ("Astor") and (ii) 380,788 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of the Warrants) held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore.


                               Page 8 of 13 Pages

      Astor may be deemed to beneficially own 3,558,347 shares of Common Stock held for its account by Northshore, which constitute approximately 15.4% of the outstanding shares of Common Stock.

      Based on the powers and authority granted to the Northshore Receiver by orders of the District Court, the Northshore Receiver may be deemed to beneficially own 4,939,135 shares of Common Stock, which constitute approximately 21.3% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor, (ii) 380,788 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of the Warrants) held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore and (iii) by virtue of the Co-Sale Agreement discussed in Item 4, 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver.

      Based on the powers and authority granted to the Circle Receiver by order of the Connecticut Court, the Circle Receiver may be deemed to beneficially own 4,806,391 shares of Common Stock which constitute approximately 20.8% of the outstanding shares of Common Stock due to the following: (i) 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver and (ii) by virtue of the Co-Sale Agreement discussed in Item 4, 3,806,391 shares of Common Stock that may be deemed to be beneficially owned by the Northshore Receiver.

      See Items 2 and 4.

            b. Northshore may be deemed to have shared power to direct the voting and disposition of an aggregate of 3,939,135 shares of Common Stock as follows: (i) Northshore may be deemed to have shared power with Astor and the Northshore Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held by Northshore for the account of Astor and (ii) Northshore may be deemed to have shared power with Ardent Domestic and Ardent Offshore, as applicable, and the Northshore Receiver to direct the voting and disposition of 380,788 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of the Warrants) held by Ardent Domestic and Ardent Offshore. In addition, by virtue of the Co-Sale Agreement discussed in Item 4, Northshore may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of 3,806,391 shares of Common Stock.

      Astor may be deemed to have shared power with Northshore and the Northshore Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held for its account by Northshore. In addition, by virtue of the Co-Sale Agreement discussed in Item 4, Astor may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of such 3,558,347 shares of Common Stock.

      The Northshore Receiver may be deemed to have shared power to direct the voting and disposition of 3,939,135 shares of Common Stock beneficially owned in the aggregate by


                               Page 9 of 13 Pages

      Northshore, Astor, Ardent Domestic and Ardent Offshore, and those entities may be deemed to have shared power with the Northshore Receiver to direct the voting and disposition of the shares of Common Stock beneficially owned by them, respectively. In addition, by virtue of the Co-Sale Agreement discussed in Item 4, the Northshore Receiver may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of an additional 1,000,000 shares of Common Stock of which the Circle Receiver may be deemed to have beneficial ownership.

      The Circle Receiver may be deemed to have sole power to direct the voting of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver. The Circle Receiver may be deemed to have shared power to direct the disposition of 4,806,391 shares of Common Stock as follows: by virtue of the Co-Sale Agreement discussed in Item 4, (i) the Circle Receiver may be deemed to have shared power with the Northshore Receiver to direct the disposition of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver and
      (ii) the Circle Receiver may be deemed to have shared power to direct the disposition of 3,806,391 shares of Common Stock beneficially owned in the aggregate by the Northshore Receiver (3,806,391 shares), Northshore (3,806,391 shares), Astor (3,558,347 shares), Ardent Domestic and Ardent Offshore (collectively 248,044 shares (excluding 132,744 shares of Common Stock issuable upon exercise of the Warrants)), and those entities may be deemed to have shared power with the Circle Receiver to direct the disposition of such shares of Common Stock beneficially owned by them, respectively.

      See Item 2.

            c.    See Item 4.

            d. NSCT claims the right to certain proceeds from the sale of 1,000,000 shares of Common Stock, which claim the Circle Receiver disputes.

            e.    Not applicable."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

      "See Item 4."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of the Schedule 13D is amended by adding the following to the end thereof:

      "The following additional documents are filed as exhibits to this Schedule 13D:

            1.    Joint Filing Agreement


                              Page 10 of 13 Pages

            2. Co-Sale Agreement dated January 4, 2006 between the Northshore Receiver and the Circle Receiver

            3.    Warrant Agreement dated February 20, 2004"


                                  Page 11 of 13 Pages

                                    SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2006



                                             /s/ Arthur J. Steinberg
                                          ---------------------------------
                                          ARTHUR J. STEINBERG, not
                                          individually but solely in his
                                          capacity as Receiver of Northshore
                                          Asset Management, LLC and related
                                          entities


                                          ARTHUR J. STEINBERG, as Receiver of
                                          Northshore Asset Management, LLC, and
                                          such of its affiliates and
                                          subsidiaries to the extent
                                          contemplated by the Court orders
                                          entered in the case pending in the
                                          United States District Court for the
                                          Southern District of New York



                                          By:    /s/ Arthur J. Steinberg
                                                ----------------------------
                                                Name:  Arthur J. Steinberg
                                                Title:  Receiver


                                             /s/ John P. Burke
                                          ---------------------------------
                                          CONNECTICUT BANKING COMMISSIONER
                                          John P. Burke, not individually but
                                          solely in his capacity as Receiver of
                                          Circle Trust Company


                                  Page 12 of 13 Pages

Exhibits

      1. Joint Filing Agreement

      2. Co-Sale Agreement dated January 4, 2006 between the Northshore Receiver and the Circle Receiver

      3. Warrant Agreement dated February 20, 2004


                              Page 13 of 13 Pages